EXHIBIT 99.1
Qiao Xing Universal Telephone, Inc. Reports Unaudited First Half 2009
Financial Results
—Two major items contributed to net loss: Bad debt provision incurred by the indoor phone and lower-end mobile phone business and non-cash interest expenses related to a subsidiary’s convertible notes
     HUIZHOU, China, Dec. 11 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today released its unaudited financial results for the six months ended June 30, 2009.
     “Fiscal 2009 has been a year of transition for us, as we moved to aggressively re-deploy our capital and focus our efforts and management attention in the resources industry in China, where we see significant opportunity to create value for our shareholders,” commented Mr. Wu, Chairman and CEO of the Company. “In April we announced the acquisition of China Luxuriance, which owns the right to explore a large copper-molybdenum poly-metallic mine in Inner Mongolia. More recently we divested our indoor phone and lower-end mobile phone business subsidiary, and in the near future we expect to spin-off our shares in Qiao Xing Mobile Communication to our shareholders, thus completing our transition into a natural resources-focused business.”
     Financial Results for the First Half of 2009
     Net sales for the first half of 2009 were RMB1,151.1 million (US$168.5 million), representing a decrease of 8.0% from RMB1,251.9 million for the same period of 2008. The decrease was primarily due to lower average selling price (“ASP”) of products sold in the first half of 2009, compared to the same period in 2008.
     For the first half of 2009, about 90.1% of our revenue was contributed by the Company’s major operating subsidiary CEC Telecom Co. Ltd (“CECT”). CECT total handset shipments in the first half of 2009 amounted to 1,420,000 units, compared to 1,412,000 units in the same period of 2008. The increase in handset shipments compared to the same period of last year was primarily due to the launch of CECT’s new VEVA handset models as well as a more aggressive pricing strategy to drive sales in a difficult and uncertain economic environment. In addition, shipments in the first half of 2008 had also been negatively impacted by the earthquake that took place in Sichuan province in May 2008.
     Gross profit of the Company decreased by 36.3% to RMB222.5 million (US$32.6 million) in the first half of 2009, compared to RMB349.5 million in the first half of 2008. The decrease in gross profit was mainly attributable to the decline in ASP. Gross margin was 19.3% in the first half of 2009 compared to 27.9% for the same period of 2008.
     Total operating expenses were RMB270.8 million (US$39.6 million) in the first half of 2009, which represented an increase of 75.1% from RMB154.7 million in the first half of 2008. The dramatic increase in operating expenses for the first half of 2009 was mainly due to RMB118 million (US$17.3 million) bad debt provision incurred by Hui Zhou Qiao Xing Communication Industry Ltd

(“HZQXCI”), a subsidiary of the Company focused on indoor phone and lower-end mobile phone business. As of today, the Company has disposed of HZQXCI.
     Net non-operating losses were RMB117.1 million (US$17.2 million) in the first half of 2009, compared with net non-operating income of RMB11.9 million in the first half of 2008. The significant increase in net non-operating losses was mainly due to non-cash interest expenses related to convertible notes issued by Qiao Xing Mobile Communication Co., Ltd (“QXM”), a main subsidiary of the Company. Recently, the USD 30 million principal amount of the QXM convertible notes have been bought back by QXM from the Company.
     Operating loss for the first half of 2009 was RMB165.4 million (US$24.2 million), compared to operating income of RMB206.7 million for the same period of 2008.
     Net loss was RMB184.1 million (US$26.9 million) compared to net income of RMB53.9 million for the same period of 2008. Basic loss per share was RMB3.62 (US$0.53) compared to basic earnings per share of RMB1.45 for the first half of 2008.
     Financial Review of Operations for the Newly Acquired Molybdenum Mine
     On April 6, 2009, the Company acquired a 100% equity interest in China Luxuriance Jade Company, Ltd. (“China Luxuriance”), which, through its wholly-owned Chinese subsidiaries, owns the right to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in China. Haozhou Mining owns the exploration license of a mine covering 53.9 square kilometers (the “Mine”) in the Inner Mongolia Autonomous Region in the People’s Republic of China. As of the acquisition date, Haozhou Mining was still under construction and had no operating revenue.
     In June, 2009, Haozhou Mining started test operation for 6 days and produced 53.36 tons of molybdenum concentrates (equal to 25.77 tons of molybdenum metal). The test operation generated sale revenue of RMB4.5 million (US$0.66 million) and a gross profit of RMB 0.89 million (US$0.13 million).
     Haozhou Mining started operating on a commercial basis in the third quarter of 2009. The existing facility is believed to have the capacity to process 435,000 tons of ore to produce 2,817 tons of molybdenum concentrate annually (equivalent to 1,378 tons of molybdenum metal). It is planned that by 2011, production capacity will eventually increase to 540,000 tons of ore to produce 3,526 tons of molybdenum concentrate on an annual basis. The Company expects that the Haozhou Mining business will grow to reach an annual net profit of RMB125 million (around USD18 million at current exchange rate by 2011.
FINANCIAL TABLES FOLLOW

Qiao Xing Universal Telephone Inc. and its Subsidiaries
Condensed Consolidated Profit and Loss Account
For six months ended 30 June

	2008	2009
	RMB’000	RMB’000	US$’000
Net sales	1,251,857	1,151,119	168,519
Cost of goods sold	(902,378)	(928,615)	(135,945)
Gross profit	349,479	222,504	32,574
Total operating expenses	(154,663)	(270,774)	(39,640)
Income from operation	194,816	(48,270)	(7,066)
Net non-operating income (loss)	11,899	(117,147)	(17,150)
Income before income tax	206,715	(165,417)	(24,216)
Provision for income tax	(63,281)	(35,498)	(5,197)
Net income	143,434	(200,915)	(29,413)
Less: Net income attributable to the noncontrolling interest	(89,501)	16,842	2,466
Net income (loss) after attribution of the noncontrolling interest	53,933	(184,073)	(26,947)
To participatory convertible notes	9,172	—	—
To common stock	44,761	(184,073)	(26,947)
Basic earnings (loss) per common share:
Before extraordinary gain	1.45	(3.62)	(0.53)
Extraordinary gain	—	—	—
After extraordinary gain	1.45	(3.62)	(0.53)
Weighted average number of shares outstanding
Basic	30,948,836	50,876,616	50,876,616
Qiao Xing Universal Telephone Inc. and its Subsidiaries
Condensed Consolidated Balance Sheet

	December 31,	June 30,
	2008	2009
	RMB’000	RMB’000	US$’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,117,527	3,026,412	443,054
Restricted cash	263,800	248,468	36,375
Bills receivable	202,174	163,068	23,872
Accounts receivable, net	934,107	976,900	143,014
Inventories	241,310	227,714	33,336
Prepaid expenses	497,766	505,844	74,053
Other current assets	609,233	236,554	34,630
Due from related parties	25	25	4
Deferred income taxes	6,994	9,780	1,432

	December 31,	June 30,
	2008	2009
	RMB’000	RMB’000	US$’000
Deferred debt issuance costs, net	34,689	9,884	1,447
TOTAL CURRENT ASSETS	5,907,625	5,404,649	791,217
NON-CURRENT ASSETS
Property, machinery and equipment, net	183,137	242,427	35,490
Land use rights, net	35,304	34,903	5,110
Construction-in-progress	—	63,399	9,281
Mineral rights	—	889,665	130,243
Investment at cost	7,802	7,802	1,142
Goodwill	82,059	82,059	12,013
Other acquired intangible assets, net	22,766	20,386	2,984
Other non-current assets	111,786	111,786	16,365
Deferred income tax assets — noncurrent	—	194	28
TOTAL NON-CURRENT ASSETS	442,854	1,452,621	212,656
TOTAL ASSETS	6,350,479	6,857,270	1,003,873
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short term bank borrowings	1,500,855	1,381,405	202,232
Accounts payable	112,957	157,522	23,061
Other payables	14,124	105,021	15,375
Accrued liabilities	87,763	119,019	17,424
Deposits received	3,236	3,236	474
Deferred revenues	58,560	46,031	6,739
Due to related parties	905	23,938	3,504
Taxation payable	64,238	51,180	7,493
Convertible notes	383,596	335,280	49,084
Embedded derivatives liabilities	127,080	68,773	10,068
TOTAL CURRENT LIABILITIES	2,353,314	2,291,405	335,454
LONG-TERM LIABILITIES
Shareholders loans	6,729	6,737	986
Asset retirement obligation liability	—	88,942	13,021
Deferred tax liabilities	320	181,031	26,502
TOTAL NON-CURRENT LIABILITIES	7,049	276,710	40,509
TOTAL LIABILITIES	2,360,363	2,568,115	375,963
EQUITY
QIAO XING UNIVERSAL TELEPHONE, INC. SHAREHOLDERS’ EQUITY
Common stock, par value RMB0.008 (equivalent of US$0.001); authorised 200,000,000 shares; outstanding and fully paid — 30,948,836 and 73,148,843 shares as of December 31, 2008 and June 30, 2009 respectively	251	540	79
Additional paid-in capital	1,867,512	2,363,905	346,066
Cumulative translation adjustments	(75,623)	(74,373)	(10,888)

	December 31,	June 30,
	2008	2009
	RMB’000	RMB’000	US$’000
Retained earnings	1,189,190	1,005,117	147,141
TOTAL XING SHAREHOLDERS’ EQUITY	2,981,330	3,295,189	482,398
NONCONTROLLING INTEREST	1,008,786	993,966	145,512
TOTAL EQUITY	3,990,116	4,289,155	627,910
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	6,350,479	6,857,270	1,003,873
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players in the telecommunication terminal products business in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, which, through its wholly-owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Telephone, Inc.’s beliefs and expectations, are forward-looking statements.
     Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Telephone, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of December 11, 2009.
     For more information, please contact:
Company Contact:
Mr. Rick Xiao, Vice President
Email: rick@qiaoxing.com
Tel: +86-752-282-0268
CCG Investor Relations Contact:
Mr. Ed Job, Account Manager
Email: ed.job@ccgir.com
Tel: +1-646-213-1914 (NY office)
SOURCE Qiao Xing Universal Telephone, Inc.